SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
      ACT OF 1934 For the fiscal year ended December 31, 1998.

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934.  For the transition period from _____________ to _______________.

Commission file number 1-1363
                       ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ENVIROSOURCE, INC. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Envirosource, Inc.
                        1155 Business Center Drive
                        Horsham, Pennsylvania 19044-3454

                              Financial Statements
                           and Supplemental Schedules

                               Envirosource, Inc.
                                  Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                         Envirosource, Inc. Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Assets Available for Benefits,
    as of December 31, 1998....................................................2
Statement of Assets Available for Benefits,
    as of December 31, 1997....................................................4
Statement of Changes in Assets Available for Benefits,
    Year ended December 31, 1998...............................................5
Statement of Changes in Assets Available for Benefits,
    Year ended December 31, 1997...............................................6
Notes to Financial Statements..................................................7

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes....................10
Line 27d - Schedule of Reportable Transactions................................11

                         Report of Independent Auditors

The Savings Plan Administrative Committee
Envirosource, Inc.

We have audited the accompanying statements of assets available for benefits of the Envirosource, Inc. Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/Ernst & Young LLP

Philadelphia, Pennsylvania
May 19, 1999


                         Envirosource, Inc. Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1998


                                                   Vanguard                                           Vanguard
                                Vanguard          Total Bond       Vanguard          Vanguard        Total Stock        Vanguard
                               Prime Money       Market Index      Wellesley          Windsor        Market Index      Wellington
                               Market Fund          Fund          Income Fund          Fund              Fund             Fund
                               -----------------------------------------------------------------------------------------------------

Assets
Investments, at fair value     $   2,694,442     $     662,915    $   2,583,812     $   8,777,409    $     362,032     $    160,346
Cash and cash equivalents             12,794               258            9,672               728           91,422                -
                               -----------------------------------------------------------------------------------------------------
Total investments                  2,707,236           663,173        2,593,484         8,778,137          453,454          160,346

Accrued income receivable                 32             5,784               41                 3                -                -
                               -----------------------------------------------------------------------------------------------------
Assets available for benefits  $   2,707,268     $     668,957    $   2,593,525     $   8,778,140    $     453,454     $    160,346
                               =====================================================================================================


See accompanying notes.

                         Envirosource, Inc. Savings Plan

  Statement of Assets Available for Benefits, With Fund Information (continued)

                                December 31, 1998

                                                                                    Envirosource,
                               Vanguard          Vanguard           Vanguard            Inc.
                               PRIMECAP          Explorer         International     Common Stock     Participant
                                 Fund              Fund            Growth Fund          Fund             Loans         Total
                               -----------------------------------------------------------------------------------------------------

Assets
Investments, at fair value     $      90,312     $      46,920    $      13,076     $     677,161    $     710,332     $ 16,778,757
Cash and cash equivalents                  -                 -                -                 -                -          114,874
                               -----------------------------------------------------------------------------------------------------
Total investments                     90,312            46,920           13,076           677,161          710,332       16,893,631

Accrued income receivable                  -                 -                -                 -                -            5,860
                               -----------------------------------------------------------------------------------------------------
Assets available for benefits  $      90,312     $      46,920    $      13,076     $     677,161    $     710,332     $ 16,899,491
                               =====================================================================================================


See accompanying notes.


                         Envirosource, Inc. Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1997


                                                 Vanguard    Vanguard                     Envirosource,
                                 Vanguard       Total Bond   Wellesley     Vanguard           Inc.
                                Prime Money    Market Index   Income        Windsor       Common Stock   Participant
                                Market Fund        Fund        Fund          Fund             Fund          Loans      Total
                                ----------------------------------------------------------------------------------------------------

Assets
Investments, at fair value      $  3,280,356   $    684,101  $  2,471,076   $ 11,946,457  $  2,010,876   $    785,936  $ 21,178,802
Cash and cash equivalents              8,587              -         4,930          4,361             -              -        17,878
                                ----------------------------------------------------------------------------------------------------
Total investments                  3,288,943        684,101     2,476,006     11,950,818     2,010,876        785,936    21,196,680

Accrued income receivable                  -          3,390       184,484              -             -              -       187,874
                                ----------------------------------------------------------------------------------------------------
Assets available for benefits   $  3,288,943   $    687,491  $  2,660,490   $ 11,950,818  $  2,010,876   $    785,936  $ 21,384,554
                                ====================================================================================================


See accompanying notes.


                         Envirosource, Inc. Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1998



                                                   Vanguard                                           Vanguard
                                Vanguard          Total Bond       Vanguard         Vanguard         Total Stock        Vanguard
                               Prime Money       Market Index      Wellesley        Windsor          Market Index      Wellington
                               Market Fund          Fund          Income Fund        Fund                Fund             Fund
                               -----------------------------------------------------------------------------------------------------

Additions:
  Contributions:
    Participants               $   142,769       $    36,773      $   190,691       $   481,035      $    21,460       $      3,389
    Employer                        51,864            13,359           69,273           174,747            7,797              1,231
                               -----------------------------------------------------------------------------------------------------
  Total contributions              194,633            50,132          259,964           655,782           29,257              4,620

  Investment income:
    Interest                             -                 -                -                 -                -                  -
    Dividends                      155,948            42,287          261,677           789,380            4,123             13,940
    Net appreciation
      (depreciation)
      in fair value
      of investments                     -            12,399           36,886          (604,894)          16,453            (12,691)
                               -----------------------------------------------------------------------------------------------------
  Total investment income          155,948            54,686          298,563           184,486           20,576              1,249

  Transfer of participants'
    assets from other plans         12,507             3,222           16,706            42,141            1,880                297
                               -----------------------------------------------------------------------------------------------------
Total additions                    363,088           108,040          575,233           882,409           51,713              6,166

Participant withdrawals           (989,889)         (165,596)        (435,699)       (3,338,831)             (77)               (74)
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase
  prior to interfund
  transfers                       (626,801)          (57,556)         139,534        (2,456,422)          51,636              6,092
Interfund transfers                 45,126            39,022         (206,499)         (716,256)         401,818            154,254
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase
  in assets available
  for benefits                    (581,675)          (18,534)         (66,965)       (3,172,678)         453,454            160,346
Assets available for
  benefits at beginning
  of year                        3,288,943           687,491        2,660,490        11,950,818                -                  -
                               -----------------------------------------------------------------------------------------------------
Assets available for
  benefits at end
  of year                      $ 2,707,268       $   668,957      $ 2,593,525       $ 8,778,140      $   453,454       $    160,346
                               =====================================================================================================


See accompanying notes.


                         Envirosource, Inc. Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information (Continued)

                          Year ended December 31, 1998

                                                                                    Envirosource,
                               Vanguard          Vanguard           Vanguard            Inc.
                               PRIMECAP          Explorer         International     Common Stock     Participant
                                 Fund              Fund            Growth Fund          Fund            Loans          Total
                               -----------------------------------------------------------------------------------------------------

Additions:
  Contributions:
    Participants               $      9,048      $      2,500     $      1,057      $    178,785     $          -      $  1,067,507
    Employer                          3,287               908              384           145,906                -           468,756
                               -----------------------------------------------------------------------------------------------------
  Total contributions                12,335             3,408            1,441           324,691                -         1,536,263

  Investment income:
    Interest                              -                 -                -                 -           68,911            68,911
    Dividends                         2,861               407              256                 -                -         1,270,879
    Net appreciation
      (depreciation)
      in fair value
      of investments                  5,299              (635)              60        (1,630,761)               -        (2,177,884)
                               -----------------------------------------------------------------------------------------------------
  Total investment income             8,160              (228)             316        (1,630,761)          68,911          (838,094)

  Transfer of participants'
    assets from other plans             793               219               93                 -                -            77,858
                               -----------------------------------------------------------------------------------------------------
Total additions                      21,288             3,399            1,850        (1,306,070)          68,911           776,027

Participant withdrawals                 (77)              (62)               -          (229,313)        (101,472)       (5,261,090)
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase
  prior to interfund
  transfers                          21,211             3,337            1,850        (1,535,383)         (32,561)       (4,485,063)
Interfund transfers                  69,101            43,583           11,226           201,668          (43,043)                -
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase
  in assets available
  for benefits                       90,312            46,920           13,076        (1,333,715)         (75,604)       (4,485,063)
Assets available for
  benefits at beginning
  of year                                 -                 -                -         2,010,876          785,936        21,384,554
                               -----------------------------------------------------------------------------------------------------
Assets available for
  benefits at end
  of year                      $     90,312      $     46,920     $     13,076      $    677,161     $    710,332      $ 16,899,491
                               =====================================================================================================


See accompanying notes.


                                                    Envirosource, Inc. Savings Plan

                             Statement of Changes in Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1997


                                                 Vanguard    Vanguard                     Envirosource,
                                 Vanguard       Total Bond   Wellesley     Vanguard           Inc.
                                Prime Money    Market Index   Income        Windsor       Common Stock   Participant
                                Market Fund        Fund        Fund          Fund             Fund          Loans      Total
                                ----------------------------------------------------------------------------------------------------

Additions:
  Contribtions:
    Participants                $    212,058   $     44,436  $    196,000  $    513,254   $    208,147   $          -  $  1,173,895
    Employer                          78,435         16,436        72,495       189,840        173,618              -       530,824
                                ----------------------------------------------------------------------------------------------------
  Total contributions                290,493         60,872       268,495       703,094        381,765              -     1,704,719

  Investment income:
    Interest                               -              -             -             -              -         77,625        77,625
    Dividends                        188,863         38,622       301,679     1,887,539              -              -     2,416,703
    Net appreciation
      (depreciation)
      in fair value
      of investments                       -         13,803       144,342       190,306        322,057              -       670,508
                                ----------------------------------------------------------------------------------------------------
  Total investment income            188,863         52,425       446,021     2,077,845        322,057         77,625     3,164,836

  Transfer of participants'
    assets from other plans            1,189            249         1,099         2,878            155              -         5,570
                                ----------------------------------------------------------------------------------------------------
Total additions                      480,545        113,546       715,615     2,783,817        703,977         77,625     4,875,125

Participant withdrawals             (699,001)       (66,900)     (414,062)   (1,084,530)      (288,633)      (138,902)   (2,692,028)
                                ----------------------------------------------------------------------------------------------------
Net (decrease) increase
  prior to interfund
  transfers                         (218,456)        46,646       301,553     1,699,287        415,344        (61,277)    2,183,097
Interfund transfers                 (461,169)       120,446      (280,919)      593,579        (65,301)        93,364             -
                                ----------------------------------------------------------------------------------------------------
Net (decrease) increase
  in assets available
  for benefits                      (679,625)       167,092        20,634     2,292,866        350,043         32,087     2,183,097
Assets available for
  benefits at beginning
  of year                          3,968,568        520,399     2,639,856     9,657,952      1,660,833        753,849    19,201,457
                                ----------------------------------------------------------------------------------------------------
Assets available for
  benefits at end of year       $  3,288,943   $    687,491  $  2,660,490  $ 11,950,818   $  2,010,876   $    785,936  $ 21,384,554
                                ====================================================================================================


See accompanying notes.

                         Envirosource, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 1998

1. DESCRIPTION OF THE PLAN

The following is a general description of the Envirosource, Inc. Savings Plan ("the Plan"). Participants should refer to the Plan document for a more complete description of its provisions.

GENERAL

The Plan is a defined contribution plan available to all salaried and certain nonunion hourly employees of Envirosource, Inc. (the Company) who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the employer contributing a matching amount equal to 50% (100% if the contributions are invested in the Envirosource, Inc. Common Stock
Fund) of such contributions subject to certain limitations. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the employer up to the annual limit prescribed by the Internal Revenue Code. Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred.

VESTING

Participants have a nonforfeitable interest in 100% of their contributions. Generally, participants become 20% vested in the matching contributions made by the employer for each year of qualifying service. In addition, participants become 100% vested upon reaching age 65, death or disability, termination of the Plan, or discontinuance of matching contributions by the employer. Forfeitures of matching account balances, by participants not fully vested at their termination, are used to fund benefits required to be restored for formerly terminated participants and the excess, if any, is used to reduce the employer's obligation to make matching contributions.

                         Envirosource, Inc. Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten-year period.
Participants with account balances less than $5,000 receive lump-sum distributions only.

PARTICIPANT LOANS

A qualified participant may request a loan once in any 12-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years and bear interest at market rates prevailing when the loans are made.

INVESTMENT OPTIONS

Participants may direct employer and employee contributions into any of nine Vanguard mutual funds or into the Envirosource, Inc. Common Stock Fund.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants become fully vested in their accounts and such amounts will be distributed to them as described in the Plan.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred by the Plan are paid by the Company.

                         Envirosource, Inc. Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are stated at the quoted net asset values of the respective funds on the last business day of the Plan year. Investments in Envirosource, Inc. common stock are stated at the quoted market price of the stock. The participant loans are valued at the then outstanding balances which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended and restated effective January 1, 1996. The Plan will apply for a new determination letter, however, the Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                             Supplemental Schedules

                         Envirosource, Inc. Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                Description of
                                 Investment,
                                 including
                                Maturity Date,
                               Rate of Interest,
Identity of Issue, Borrower,  Collateral, Par or                     Current
 Lessor, or Similar Party       Maturity Value           Cost          Value
--------------------------------------------------------------------------------

Mutual Funds:
  *Vanguard:
     Prime Money Market Fund   2,694,442 shares      $  2,694,442  $  2,694,442
     Total Bond Market
       Index Fund                 64,549 shares           644,029       662,915
     Wellesley Income Fund       116,809 shares         2,369,482     2,583,812
     Windsor Fund                563,739 shares         8,675,330     8,777,409
     Total Stock Market
       Index Fund                 13,203 shares           340,032       362,032
     Wellington Fund               5,463 shares           172,214       160,346
     PRIMECAP Fund                 1,895 shares            83,841        90,312
     Explorer Fund                   827 shares            47,566        46,920
     International Growth
       Fund                          697 shares            13,027        13,076

*Wilmington Trust Company
   Short Term Money
   Market Fund                   114,874 shares           114,874       114,874
*Envirosource, Inc.
     Common Stock Fund           132,129 shares         2,025,529       677,161
*Participant loans              Interest rates
                                  ranging from
                                   8% to 12%                    -       710,332
                                                     ===========================
                                                     $ 17,180,366  $ 16,893,631
                                                     ===========================

*Indicates party-in-interest to the Plan.


                                                    Envirosource, Inc. Savings Plan

                                            Line 27d - Schedule of Reportable Transactions

                                                     Year ended December 31, 1998


Identity of
   Party                                           Purchase         Selling         Cost of        Net Gain
  Involved         Description of Assets             Price           Price           Asset          (Loss)
---------------------------------------------------------------------------------------------------------------

Category (i)--Single transaction in excess of 5% of plan assets
---------------------------------------------------------------
Vanguard           Windsor Fund                   $          -    $  1,150,702    $  1,054,190    $     96,512
Wilmington Trust
  Company          Short Term Money Market Fund      1,348,300               -       1,348,300               -
Wilmington Trust
  Company          Short Term Money Market Fund              -       1,330,895       1,330,895               -

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------

Vanguard           Prime Money Market Fund             955,108               -         955,108               -
                                                             -       1,541,022       1,541,022               -


Vanguard           Wellesley Income Fund               932,220               -         932,220               -
                                                             -         856,369         761,998          94,371


Vanguard           Windsor Fund                      2,021,214               -       2,021,214               -
                                                             -       4,585,369       4,064,506         520,863


Wilmington Trust
  Company         Short Term Money Market Fund       3,723,806               -       3,723,806               -
                                                             -       3,716,837       3,716,837               -


"Current Value of Asset on Transaction Date" is equal to current (fair value) of purchase and selling prices on trade dates.

"Lease Rental" and "Expense incurred with Transactions" are not applicable.

There were no Category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 24, 1999

                                           ENVIROSOURCE, INC. SAVINGS PLAN


                                           By:  /s/James C. Hull
                                                ----------------
                                                James C. Hull
                                                Member of the Envirosource, Inc.
                                                Savings Plan Administrative
                                                Committee

                                 EXHIBIT INDEX

Number                              Exhibit                           Page
------                              -------                           ----

23.1                     Consent of Independent Auditors            EX-23.1